Exhibit 99.2

[EZCHIP LOGO]

EZchip to Acquire Tilera, a Leader in High-Performance
Multi-Core Processors

Yokneam, Israel, July 1, 2014 – EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in high-performance network processors, today announced that it has signed a definitive agreement to acquire Tilera Corporation, a privately-held US-based company that develops high-performance multi-core processors, intelligent network interface cards and white-box appliances for data-center networking equipment.  The acquisition is intended to provide significant new growth opportunities for EZchip by accelerating the Company’s expansion into new markets, diversifying its customer base and product lines and doubling its target Total Available Market (TAM).

Under the terms of the agreement, EZchip will pay Tilera’s stockholders up to $130 million in cash; of which $50 million is payable at closing and up to an additional $80 million is payable subject to the attainment of certain future performance milestones. The transaction has been approved by the EZchip and Tilera boards of directors and is subject to customary closing conditions. The transaction is expected to close in the third quarter of 2014.

EZchip currently expects the acquisition to be neutral to slightly dilutive in 2014 and accretive in 2015 to earnings per share on a non-GAAP basis.  Following the closing, Devesh Garg, the CEO of Tilera, will serve as EZchip’s President in charge of all US operations.

The acquisition represents a significant move for EZchip.  In particular:

•	Leapfrogs EZchip into a fast-growing market: EZchip will become a meaningful player in the multi-core CPU market building upon the existing Tilera products, customers, revenues and over 100 patents.
•	Doubles EZchip’s total available market (TAM): To $2 billion, consisting of NPUs, multi-core CPUs, smart network adapters and appliances, for the data-center and telecom markets.
•	Adds data center and cloud networks to EZchip’s target markets: Market segments already identified by EZchip as strategic for future growth.
•	Broadens EZchip’s customer base: Adds over 100 Tilera customers in the various market segments.
•	Diversifies EZchip’s product lines: With the addition of 9-, 16-, 36- and 72-core CPUs and a family of intelligent network interface cards and white-box appliances.
•	Clear product roadmap synergies: Leverages technology and expertise from EZchip’s leading high-speed NPUs and Tilera’s leading multi-core CPUs to build new powerful processors.
•	Strengthens EZchip’s US presence: In sales, marketing, R&D and operations, in both Silicon Valley and Boston.

“We welcome the Tilera team to the EZchip family. The addition of a multi-core product portfolio to EZchip expands and diversifies our product offerings and addressable markets. While our NPU portfolio and in particular our new NPS targets high-end carrier and data center equipment in which a high-performance data-plane only NPU is required, the Tilera multi-core CPUs address a wide range of data-center systems in which both data-plane and control-plane run on the multi-core CPU,” said Eli Fruchter, CEO of EZchip Semiconductor. “Furthermore, the combination of EZchip’s and Tilera’s market-proven leading technologies, in particular EZchip’s networking expertise and Tilera’s multi-core expertise, will enable us to develop new multi-core CPUs that uniquely integrate powerful networking capabilities with the highest number of processor cores addressing a wide range of applications and market segments.”

“The synergy of Tilera’s customer base, team, products, and technology with EZchip's market stance creates extensive near and long term opportunities. Our combined technologies, product portfolio and market leadership is expected to deliver one of the highest throughput, lowest power, scalable processing solutions to large growth markets,” said Devesh Garg, CEO of Tilera. “This is indeed an exciting time for our companies to come together as one. I wish to thank all our investors, members of our team, customers and our entire eco-system partners for their support, guidance and efforts that made this possible. As part of the EZchip family, we will scale our ability to provide superior processor performance to our customers.”

“With this acquisition, EZchip becomes one of the leading vendors of high-performance processors for networking,” said Bob Wheeler, principal analyst at The Linley Group. “With the addition of Tilera, EZchip is broadening its product offerings to include not only network processors with unmatched flexibility, but also multi-core processors with unparalleled core-count and power efficiency.”

Multi-core CPUs are used in a wide variety of products and markets, particularly in network appliances, enterprise routers, cloud computing, video and voice encoders, to perform security, DPI, network monitoring, routing, load balancing, SDN and NFV for data-center and carrier network infrastructure. Typically, multi-core CPUs perform the data-plane packet-by-packet processing as well as the control-plane management and application processing. As a leader and innovator in multi-core processors, Tilera offers the highest core-count per CPU and the best performance per watt in the industry. Tilera’s technology innovations have resulted in over 100 awarded and pending patents.

EZchip’s next generation NPU family, the NPS, is targeting carrier edge routers as well as data center networking equipment listed above. For these markets, the NPS brings very high performance data-plane packet processing. Unlike the use cases for multi-core CPUs, the systems that use high-speed NPUs such as the NPS are high-end systems in which the data-plane is separate from the control-plane. In these high-end systems the control-plane is typically performed on a separate general purpose CPU.

Augmenting Tilera’s high core-count multi-core technology with EZchip’s high-performance network processing technology into one integrated chip holds the potential to bring to market a unique processor that addresses the various multi-core CPU market segments with a highly differentiated solution.

In connection with the transaction, Barclays Capital acted as exclusive financial advisor to EZchip and Naschitz, Brandes, Amir & Co. acted as EZchip’s legal counsel.  Credit Suisse acted as exclusive financial advisor to Tilera and Pillsbury Winthrop Shaw Pittman LLP acted as Tilera’s legal counsel.

Conference call

EZchip and Tilera will host a conference call with analysts and investors to discuss EZchip's proposed acquisition of Tilera today, Tuesday July 1, 2014 at 12:00pm ET. To participate through the live webcast, please access the investor relations section of EZchip’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers. For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment. For more information on our company, visit the web site at http://www.ezchip.com. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZchip IR Contact:
Ehud Helft / Kenny Green
GK Investor & Public Relations
ezchip@gkir.com
Tel: (US) 1 646 201 9246

EZchip Contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677